Exhibit 12

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(DOLLARS IN MILLIONS)

Nine Months Ended

September 30, 2018
Earnings
Loss from continuing operations before benefit from income taxes	$(347)
Income from equity investees	(17)
Distributed income from equity investees	6
Interest and amortization of deferred finance costs	720
Amortization of capitalized interest	6
Implicit rental interest expense	64

Total Earnings	$432

Fixed Charges
Interest and amortization of deferred finance costs	$720
Capitalized interest	11
Implicit rental interest expense	64

Total Fixed Charges	$795

Ratio of Earnings to Fixed Charges	*

* For the nine months ended September 30, 2018, earnings were insufficient to cover fixed charges by approximately $363 million.